CARTICA ACQUISITION CORP

1775 I Street NW, Suite 910

Washington, D.C. 20006

VIA EDGAR

June 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Lamparski and Lilyanna Peyser

Re:        Cartica Acquisition Corp

Draft Registration Statement on Form S-1

Submitted March 4, 2021

CIK No. 0001848437

Dear Mr. Lamparski and Ms. Peyser:

Cartica Acquisition Corp (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 1, 2021, regarding our Draft Registration Statement (the “Draft Registration Statement”) previously submitted on March 4, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to our Draft Registration Statement on Form S-1 (the “DRS/A”) that we are filing with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 submitted March 4, 2021

Summary

Founder shares, page 16

1. Please revise your disclosure here and elsewhere as appropriate to disclose the percentage of public shareholders that would need to vote in favor of the transaction if all forward purchase shares have been purchased at the time of the vote.

In response to this comment, we note that, under the terms of the forward purchase agreement to be entered into prior to our initial public offering, the private placement of forward purchase shares will close substantially concurrently with the closing of our initial business combination. Therefore, any forward purchase shares will only be purchased after the time of any shareholder vote on an initial business combination, and no holders of forward purchase shares will have participated in such vote as a consequence of holding such shares. Therefore, we do not believe it would be possible to (and would in all events be misleading to) disclose the percentage of public shareholders that would need to vote in favor of the transaction “if all forward purchase shares have been purchased at the time of the vote”.

U.S. Securities and Exchange Commission

Attn: Nicholas Lamparski and Lilyanna Peyser

Re: Cartica Acquisition Corp

DRS on Form S-1

June 2, 2021

Notwithstanding the foregoing, we note that, under the forward purchase agreement, the parties that may purchase forward purchase shares will agree to vote any Class A Shares which they happen to own at the time of any vote on a transaction in favor of that transaction. We have added disclosure on pages 14, 16, 26, 35, 102, 126, 127, 133 and F-15 of the DRS/A to highlight this point. However, we cannot say at the current time how many Class A shares, if any, those parties might own at any such time, because those parties have no obligation to purchase any securities of ours prior to their opportunity to purchase forward purchase shares substantially concurrently with the closing of our initial business combination.

Part II

Item 16. Exhibits and Financial Statement Schedules

Exhibit Index, page II-3

2. Please file the "Administrative Support Agreement" between you and your sponsor as an exhibit.

In response to this comment, we have filed the “Administrative Support Agreement” as Exhibit 10.9 to the DRS/A.

General

3. We note your statement on page 31 that there will be "no finder’s fees, reimbursements or cash payments" made by you to your sponsor, directors or officers, or any of their affiliates other than what appears in the bullet points on page 31. Please revise to clarify how you distinguish between activities traditionally compensated as finders fees from the reimbursement in the carve-out bullet point for "identifying, investigating, negotiating and completing an initial business combination." Please also clarify whether any material private placement advisory services or other material fees associated with the initial business combination fall under the introductory statement or the exceptions in the bullet points.

In response to the first part of this comment, we have revised our disclosure on pages 31, 97, 117, 124 and 128 of the DRS/A to clarify that we may reimburse our sponsor, directors, officers and any of their respective affiliates for any out-of-pocket expenses incurred in connection with activities on our behalf, including, but not limited to, out-of-pocket expenses incurred by such persons in connection with “identifying, investigating, negotiating and completing an initial business combination”. We believe it is otherwise clear in our disclosure that, although such out-of-pocket expenses may be reimbursed, no fees relating to such activities will be paid, except that we may pay such fees to any of our independent directors to the extent such payments are in compliance with applicable laws and are consistent with independent director requirements, and not paid from proceeds held in the trust account prior to the consummation of our initial business combination. In response to the second part of this comment, we have revised our disclosure on pages 31, 97, 124 and 128 of the DRS/A to clarify that private placement advisory services and other material fees associated with the initial business combination fall under the introductory statement on page 31 (and under similar statements made on pages 97, 124 and 128) and not under the exceptions thereto.

* * *

U.S. Securities and Exchange Commission

Attn: Nicholas Lamparski and Lilyanna Peyser

Re: Cartica Acquisition Corp

DRS on Form S-1

June 2, 2021

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard Baumann, Esq., of Ellenoff Grossman & Schole LLP, at 917-882-2727 (mobile), rbaumann@egsllp.com or 212-370-1300 (office reception).

Very truly yours,

Cartica Acquisition Corp

By:	/s/ Sanjeev Goel
Name:	Sanjeev Goel
Title:	Chief Executive Officer

cc:   Richard Baumann,

Ellenoff Grossman & Schole LLP